BOND OFFERING
SUBSCRIPTION AGREEMENT

We are offering to sell up to 5,000 units of our **HOUSING OPPORTUNITIES FUND, LP**, **Series A 04-2024, Non-Callable, Zero Coupon Bonds**. You should read the entire prospectus and the applicable supplementary information carefully before you invest.

To: HOUSING OPPORTUNITIES FUND, LP
50 Biscayne Dr. – Suite 5115
Atlanta, GA 30309

From:

_____
(Full Name of Subscriber)

_____
(Full Name of Trustee if Trust Account)

$ _____
Dollar amount of bonds subscribed (minimum subscription -- $2,000 USD)

THE BONDS ISSUED BY THE HOUSING OPPORTUNITIES FUND, LP (THE "ISSUER") SUBSCRIBED FOR HEREUNDER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), UNDER THE SECURITIES LAWS OF ANY U.S. STATE OR UNDER THE SECURITIES LAWS OF ANY OTHER COUNTRY OR JURISDICTION. THE BONDS WILL BE OFFERED AND SOLD IN RELIANCE ON THE EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT PURSUANT TO REGULATION D AND REGULATION S PROMULGATED THEREUNDER. THE RELIANCE BY THE ISSUER UPON SUCH EXEMPTIONS IS BASED UPON THE REPRESENTATIONS AND WARRANTIES MADE BY THE SUBSCRIBER HEREIN.

THE BONDS MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLYING WITH CERTAIN TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE LIMITED PARTNERSHIP AGREEMENT OF THE ISSUER.

THIS SUBSCRIPTION AGREEMENT HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF GEORGIA PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF GEORGIA HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THERE IS NO PUBLIC MARKET FOR ANY OF THE BONDS, AND NONE IS EXPECTED TO DEVELOP. ACCORDINGLY, INVESTORS SHOULD BE PREPARED TO HOLD THE BONDS TO MATURITY.

Article I.   Subscription Agreement

The undersigned subscriber (the "Subscriber") hereby irrevocably subscribes for the dollar amount of bonds ("bonds") stated on the cover page hereof of HOUSING OPPORTUNITIES FUND, LP, a limited partnership organized under the laws of the State of Georgia (the "Issuer"), subject to the terms and provisions of this Subscription Agreement (the "Subscription Agreement") and the terms and provisions of the LIMITED PARTNERSHIP AGREEMENT of the Issuer (the "Agreement").

In connection with the subscription of the bonds, the Subscriber has previously been provided, and has read, a copy of the final form of the Securities and Exchange Commission Form C dated May 2, 2022, relating to the offering of the bonds (the "Form C" as it may be amended or supplemented from time to time). As described in the Form C, the Issuer is offering (the "Offering") a minimum of $1,500,000 in bonds and a maximum of $5,000,000 in bonds. The minimum subscription amount per Subscriber is $2,000.

The subscription period ("Subscription Period") is scheduled to terminate on the earlier of (i) the receipt of aggregate Capital Commitments totaling $5 million; or (ii) April 30, 2023.

Unless otherwise specifically provided herein, all capitalized terms herein shall have the meanings ascribed to them in the Form C.

Section 1.01   Commitment; Irrevocability; Conditions to Effectiveness

(a)   The Subscriber hereby subscribes for and commits to invest the amount indicated on the cover page hereof (the "Subscribed Funds") for the purchase of bonds at one or more closings (as determined from time to time in the Issuer's sole discretion) at a price per bond equal to (i) $1,000 with respect to bonds purchased at the first closing and (ii) the bond's Fair Value per bond, as determined as of the close of business on the day before the applicable closing, with respect to bonds purchased at each subsequent closing.

(b)   The Subscriber acknowledges and agrees that this subscription will become irrevocable at the time of its submission to the Issuer and that it may not be withdrawn by the Subscriber unless:

   (i)   the Issuer rejects this Subscription Agreement in writing, or

   (ii)   this Subscription Agreement has not become effective by the end of the Subscription Period.

(c)   The Issuer and the Subscriber hereby agree that this subscription shall not become effective unless and until each of the following events has occurred:

   (i)   the Issuer has accepted subscriptions for at least $1,500,000 in bonds on or before the end of the Subscription Period; and

   (ii)   the Issuer has accepted this subscription. The Subscriber acknowledges that this subscription may be accepted or rejected by the Issuer, in whole or in part, in its sole and absolute discretion. The Issuer agrees to notify the Subscriber of the occurrence of each such event within a reasonable time thereafter. The Fund, upon acceptance of this Subscription Agreement, will forward to the Subscriber a notice of acceptance substantially in the form attached as Attachment 1 hereto.

Section 1.02   Payment of the Subscribed Funds

(a)   The Subscriber understands and agrees that the Subscribed Funds shall be due and payable in one or more capital calls. Capital calls will be made following a determination by the Issuer or its designated intermediary, in its sole and absolute discretion, that a need for funds has arisen and upon not less than ten business days' prior written notice from the Issuer. The Subscriber further agrees that within such ten business day period, Subscriber shall make a capital contribution equal to the amount for the dollar amount of bonds ("bonds") stated on the cover page hereof.

(b)   The Subscriber understands and agrees that, in the event of the Subscriber's default with respect to one or more capital calls, the Subscriber shall not be relieved of its recourse obligation to contribute capital to the Issuer and that the default mechanisms described in this Agreement and the Agreement shall not constitute a waiver of the Issuer's right to receive the Subscriber's Subscribed Funds.

(c)   The Subscriber further understands and agrees that, in the event that any subscriber to this Offering defaults on a capital call,

(i) the amount of each non-defaulting subscribers' capital contribution with respect to such capital call will be proportionately increased to make up the amount of the default, provided that in no event shall the Subscriber's total investment in the Issuer exceed the Subscriber's Subscribed Funds, and

(ii) if a defaulting subscriber is a foreign government, treaty organization, or any agency or thereof, the Issuer's recourse against such subscriber may be limited by operation of law, contract, or policy.

(d) It is the intention of the Issuer that no "bank holding company" (as such term is defined in the Bank Holding Company Act of 1956, as amended), shall hold more than 4.99% of the bonds and that any bonds held by a bank holding company that are determined at the time of acquisition by that bank holding company to represent more than 4.99% of the bonds of the Issuer.

(e) Notwithstanding the foregoing provisions of this Section 2, the Issuer may, in the sole discretion of the Managing Partner, accept in complete satisfaction of a Subscriber's Subscribed Funds, assets or property valued by mutual agreement between the Issuer and the Subscriber; provided that the assets or property to be contributed are acquired by the Issuer in a manner that is consistent with the Issuer's best interests and investment policies.

Section 1.03   Representations Warranties and Covenants of the Subscriber

The Subscriber represents, warrants, and agrees with the Issuer as of each time it purchases bonds as follows:

(i)   The bonds being subscribed for by the Subscriber will be purchased for the account of the Subscriber for investment only and not with a view towards, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein by subdivision or otherwise. The Subscriber acknowledges that the bonds have not been registered under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), or the securities laws of any state or any other domestic or foreign jurisdiction, and cannot be sold, pledged, hypothecated or otherwise disposed of unless they are subsequently registered under the Securities Act and any applicable laws of states or other jurisdictions or unless an exemption from such registration is available, and that the Subscriber has no right to require the Issuer or any other party to seek such registration. The Subscriber also understands that there will be no public market for the bonds: that the Subscriber will be unable to utilize the provisions of Rule 144 adopted by the Securities and Exchange Commission under the Securities Act with respect to the resale of the bonds; and that it may not be possible for the Subscriber to liquidate its investments in the bonds. The Subscriber is prepared, therefore, to hold the bonds indefinitely.

Individuals, continue on to Item iii, Below

For other entities, including Corporations, Partnerships, Benefit Plans, Trusts, etc.:

Initial: _____ ☐ The Subscriber is part of an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and either:

Initial: _____ ☐ the decision to acquire bonds has been made by a plan fiduciary, as defined in Section 3(21) of ERISA, and the plan fiduciary is a bank, savings and loan association, insurance company or registered investment adviser,

Initial: _____ ☐ the employee benefit plan has total assets in excess of $5,000,000, or

Initial: _____ ☐ if the employee benefit plan is a self-directed plan, investment decisions are made solely by persons that are "accredited investors."

Initial: _____ ☐ The Subscriber (i) is either a corporation, a LP, a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") or a Massachusetts or similar business trust, (ii) was not formed for the specific purpose of acquiring the bonds, and has total assets in excess or $5,000,000

Initial: _____ ☐ The Subscriber is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and such plan has total assets in excess of $5,000,000.

Initial: _____ ☐ The Subscriber is a trust with total assets in excess of $5,000,000 which was not formed for the specific purpose of acquiring the bonds, and the decision to purchase the bonds is directed by a "sophisticated person" as defined in Rule 506(b)(ii)(ii) under Regulation D.

Initial: _____ ☐ The Subscriber is a bank as defined in Section 3(a)(ii) of the Securities Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity, a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act") or an insurance company as defined in Section 2(13) of the Securities Act.

(ii) The Subscriber understands that the Issuer will not be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Individuals, continue on to Item 7, below. All others continue to item 4.

(iii) As indicated by checking the appropriate box below and initialing alongside the box, one of the following is true with respect to the Subscriber for the reasons set forth below:

Initial: _____ ☐ (a) The Subscriber is not an "investment company" under Section 3(a)(1) of the Investment Company Act.

Initial: _____ ☐ (b) The Subscriber is an "investment company" under Section 3(a)(1) of the Investment Company Act, but relies on the Section 3(c)(1) or 3(c)(7) exemptions from "investment company" status.

Initial: _____ ☐ (c) The Subscriber is an "investment company" under Section 3(a)(1) of the Investment Company Act, but relies on an exemption other than Section 3(c)(1) or 3(c)(7) to be exempt from registration under Section 8 of the Investment Company Act.

Initial: _____ ☐ (d) The Subscriber is registered as an "investment company" under Section 8 of the Investment Company Act.

(iv) The subscriber is either:

Initial: _____ ☐ (a) a company that was not formed for the specific purpose of acquiring the bonds, or

Initial: _____ ☐ (b) a company that was formed for the specific purpose of acquiring the bonds.

(v) If the Subscriber:

1) is registered as an investment company under the Investment Company Act or is a company relying on the exemptions set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (see Paragraph (6)), and (ii) the Subscriber will acquire more than 10% of the outstanding bonds, or

2) was formed for the purpose of purchasing the bonds (see Paragraph (7)) then each beneficial owner of securities of the Subscriber will be considered a beneficial owner of the bonds. In such case, the Subscriber represents that it will have the following number of beneficial owners of bonds of the Issuer: _____ Initial:

(vi)   The Subscriber has received and carefully reviewed this Subscription Agreement and the Form C, as each has been supplemented or revised prior to the date hereof, and all appendices, schedules and exhibits to each of the foregoing. The Subscriber understands that each of such documents supersedes all prior versions thereof and any inconsistent portions of previously distributed materials relating to the Issuer, including, without limitation, executive and other summaries and marketing materials regarding the Issuer and the Offering that are not part of the Form C. The Subscriber has consulted its own advisors, who are not affiliated with the Issuer or the Intermediary, with respect to the Subscriber's proposed investment in the Issuer. The Subscriber has not relied on any other information provided to it by the Issuer, the Intermediary, or any of their respective affiliates (or any of its or their respective agents or representatives). Based on such review, the Subscriber has determined that the bonds being subscribed for herein are a suitable investment for the Subscriber. The Subscriber recognizes that an investment in the Issuer involves investment risks, and it has taken full cognizance of and understands all of the risk factors, tax and other regulatory considerations relating to the purchase of bonds, including, without limitation, those set forth under the sections of the Form C entitled "RISK FACTORS," "CONFLICTS OF INTEREST," "TAX CONSIDERATIONS" and "REGULATORY AND OTHER MATTERS." The Subscriber has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Issuer and making an informed investment decision with respect thereto. The Subscriber is able to bear the substantial economic risks related to an investment in the Issuer for an indefinite period of time, has no need for liquidity in such investment, and, at the present time, can afford a complete loss of such investment. With respect to tax, ERISA and other economic considerations involved in this subscription, the Subscriber is not relying on the Issuer or the Intermediary or their respective affiliates (or any of its or their agents or representatives). The Subscriber has carefully reviewed and fully understands the types of charges and expenses which will be assessed against the Issuer. The Subscriber further acknowledges that, while the Intermediary will manage the Issuer's portfolio in accordance with the terms of the Funding Portal Listing Agreement, neither the Intermediary nor any affiliates of the Intermediary can provide assurance that the Issuer's purposes and objectives will be achieved.

(vii) The Subscriber has had the opportunity to ask questions and receive written answers concerning the Issuer and the terms and conditions of the offering of bonds, as well as the opportunity to obtain any additional information necessary to verify the accuracy of information furnished in connection with such offering which the Issuer, the Intermediary or the Intermediary possesses or can acquire without unreasonable effort or expense.

(viii) (a) No oral or written representations have been made to the Subscriber other than those set forth in the Form C (including the exhibits, schedules or appendices thereto), and no oral or written information furnished to the Subscriber or the Subscriber's adviser(s) in connection with this subscription were in any way inconsistent with the information stated in the Form C. (b) The Subscriber is not subscribing for bonds as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any investment seminar or meeting open to the public. (c) The Subscriber, if a corporation, Limited partnership, Partnership, Limited Partnership or Limited Liability Partnership, is duly organized or, if a trust, duly established pursuant to a valid trust instrument, validly existing and in good standing under the laws of the jurisdiction wherein it is organized or established; and if a corporation, LP, Limited Partnership, Limited Partnership, trust or estate, has the power and authority to carry on the activities in which it is engaged and to purchase the bonds subscribed for hereby. This Subscription Agreement and any other documents executed and delivered by the Subscriber in connection herewith have been duly authorized, executed and delivered by the Subscriber, and are the legal, valid and binding obligations of the Subscriber enforceable against the Subscriber in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application related to or affecting creditors' rights and by general equitable principles. (d) The Subscriber, if a corporation, Limited partnership, Partnership, Limited Partnership, Limited Liability Partnership or trust, such entity has not been formed for the specific purpose of acquiring such bonds, unless each beneficial owner of such entity is qualified as a "accredited investor" within the meaning of Rule 501(a) of Regulation D and has submitted information substantiating such individual qualification.

(ix) If the Subscriber is not a U.S. Person (as defined in Rule 902(k) of Regulation S promulgated under the Securities Act ("Regulation 11 S")): (a) the offer and sale of the bonds to the Subscriber has been made outside the United States; and (b) no "directed selling efforts" (as defined in Regulation S) have been made in the United States by the Issuer, the Intermediary, any of their respective affiliates or any person acting on behalf of the Issuer, the Intermediary or any of their respective affiliates with respect to the Subscriber.

(x)   The execution and delivery of this Subscription Agreement and any other documents executed and delivered by the Subscriber in connection herewith do not, and the performance and consummation of the terms and transactions set forth or contemplated herein will not violate or result in a breach of or default under any provision of existing law or regulations to which the Subscriber is subject, the provisions of the trust instrument, charter, by-laws or other governing documents of the Subscriber, or any indenture, mortgage or other agreement or instrument to which the Subscriber is a party or by which it is bound, and will not require on the part of the Subscriber any approval, authorization, license, or filing from or with any foreign, federal, state or municipal board or agency that has not already been obtained.

(xi)   If the Subscriber is an ERISA Plan (as defined below), (a) the authorized signatory for the Subscriber is either: (i) a Named Fiduciary (as defined in Section 402(a) of ERISA) with respect to the Subscriber with authority to cause the Subscriber to invest in the Issuer, or (ii) executing this Subscription Agreement pursuant to the proper directions of such a Named Fiduciary, and (b) the Subscriber's investment in the Issuer is in accordance with the terms of the ERISA Plan. Neither the Intermediary, the Issuer nor any of their respective affiliates has used its authority, control or responsibility, if any, respecting the Subscriber or its assets to recommend or cause the approval of such decision to invest in the Issuer. For purposes of this Paragraph (14), an "ERISA Plan" shall mean an employee pension or welfare benefit plan maintained by an employer or employee organization with is subject to Part 4 of Title 1 of ERISA or Section 4975 of the Code, or an entity whose underlying assets include "plan assets" under Section 2510.3-101 of the Department of Labor's Regulations under ERISA.

(xii)   The Subscriber hereby certifies that the information indicated by checking the appropriate box marked "Yes" or "No" below with regard to the following statement is true, correct and complete. The Subscriber is any of the following: (a) "an employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not the Subscriber is subject to the provisions of Title I of ERISA, or (b) a plan described in Section 4975(e)(1) of the Code, or (c) an entity other than an entity described in the preceding subparagraphs (a) or (b) whose underlying assets include "plan assets" under Section 2510.3-101 of the Department of Labor's Regulations under ERISA. Yes ☐   No ☐

(xiii)   The Subscriber hereby certifies, under the penalties of perjury, that the information indicated by checking box (a) or (b) below is true, correct and complete.

Initial: _____   ☐   (i) The Subscriber's Social Security number, U.S. Tax Identification Number, or U.S. employee identification number and address as set forth on the signature page of this subscription are accurate;

Initial: _____   ☐   (ii) The Subscriber is not a foreign person, foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and corresponding Treasury Regulations): and

Initial: _____   ☐   (iii) The Subscriber hereby agrees to notify the Issuer within 60 days of the date the undersigned becomes a foreign person. The person executing this subscription on behalf of the Subscriber understands that this certification may be disclosed to the Internal Revenue Service by the Issuer and that any false statement contained herein could be punished by fine, imprisonment or both.

Initial: _____   ☐   The Subscriber is a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and corresponding Treasury Regulations).

(xiv)   The Subscriber represents that it:

Initial: _____   ☐   (i) Is a "bank holding company" as such term is defined in the Bank Holding Company Act of 1956, as amended; or

Initial: _____   ☐   (ii) Is not a "bank holding company".

(xv) The Subscriber acknowledges and is aware that no federal, state or foreign agency has made or will make any finding or determination as to the fairness of an investment in, nor any recommendation or endorsement of, the bonds.

(xvi) The Subscriber understands that the Intermediary, its affiliates and various funds and clients advised or managed by the Intermediary, or its affiliates may engage in businesses that are competitive with that of the Issuer and agrees to such activities conducted in accordance with the Funding Portal Listing Agreement even though in some circumstances there may be conflicts of interests inherent therein. The Subscriber further understands that the Intermediary may offer opportunities to acquire real estate assets, whether or not meeting the investment objectives of the Issuer, to other funds or clients advised or managed by the Intermediary and its affiliates, and that the Intermediary or its affiliates outside of the Issuer may pursue opportunities to acquire real estate assets, whether or not meeting the investment objectives of the Issuer. The Subscriber acknowledges that the Issuer and its subsidiaries may retain affiliates of the Intermediary to perform certain property management, leasing, investment sales and other services for the Issuer and its subsidiaries so long as the terms of such engagements are no less favorable to the Issuer than the terms under which similarly qualified third parties are performing similar services in the area. The Subscriber agrees that by acquiring bonds, it will be deemed to have acknowledged the existence of the actual and potential conflicts of interest identified herein and/or in the section entitled "CONFLICTS OF INTEREST" or elsewhere in the Form C and to have waived any claim the Subscriber or any person claiming through it may have with respect to the existence of any such conflict of interest.

(xvii) The Subscriber understands that, in conducting due diligence concerning various prospective investments for the Issuer before the effective date of acceptance of this Subscription Agreement, neither the Managing Partner nor the Intermediary or their respective affiliates has been acting as an investment adviser for the Subscriber, but instead has conducted such due diligence for the Issuer; and that the continuation of such due diligence activities by any of the Managing Partner and/or the Intermediary after the admittance to the Issuer of the Subscriber as a Limited Partner thereof will be in fulfillment of their respective duties to the Issuer and will not constitute investment advice to, nor will such advice take into account the particularized needs of the Subscriber as either a Subscriber or Limited Partner.

(xviii) To the knowledge of the Subscriber, the Subscriber's entering into this Subscription Agreement and thereafter becoming a Limited Partner of the Issuer pursuant to the Agreement each represents an arm's length transaction between the parties, and the Subscriber understands the method of determining (a) the compensation to be paid to the Intermediary and its affiliates pursuant to the terms of the Funding Portal Listing Agreement (including Exhibit A thereto), and (b) the distributions to be made to the Managing Partner pursuant to Section 4 of the Agreement.

(xix) As of the date of execution of this Subscription Agreement, the total amount of the Subscriber's commitment hereunder does not exceed twenty percent (20%) of the fair market value of the total assets of the Subscriber.

(xx) The Subscriber recognizes that neither the Managing Partner, the Intermediary nor any other person has promised, represented or guaranteed: (a) the safety of any capital investment in the Issuer, (b) that the Issuer will be profitable; or (c) that any particular investment return will be achieved. Further, the Subscriber understands that any such promise, representation, or guarantee, if made, would be strictly unauthorized and should not be relied on by the Subscriber.

(xxi) Unless otherwise indicated, the address on the signature page of this document is the legal residence of the Subscriber and all offers and communications in connection with the Offering subscribed to herein have been conducted at such address.

(xxii) The Subscriber acknowledges and agrees that for the Issuer to avoid "plan assets" treatment under ERISA, the Issuer may, in some circumstances, redeem the bonds of certain investors in accordance with the Agreement, and that the Subscriber or Limited Partner will be obligated to cooperate with the Managing Partner and the Intermediary to help ensure compliance with ERISA.

(xxiii) The Subscriber acknowledges that: (a) The Issuer may be subject to certain provisions of the USA PATRIOT Act of 2001 (the "Patriot Act"), including, but not limited to, Title III thereof, the International Money Laundering and Abatement and Anti-Terrorist Financing Act of 2001 ("Title III"), certain regulatory and legal requirements imposed or enforced by the Office of Foreign Assets Control ("OFAC") and other similar laws of the United States; (b) To comply with applicable U.S. anti-money laundering legislation and regulations, all payments by the Subscriber to the Issuer and all distributions to the Subscriber from the Issuer will only be made in the Subscriber's name and to and from a bank account of a bank based in or incorporated under the laws of the United States or a bank that is not a "foreign shell bank" within the meaning of the U.S. Bank Secrecy Act (31 U.S(c). §5311 et seq.), as amended, and the regulations promulgated thereunder by the U.S. Department of the Treasury, as such regulations may be amended from time; (c) The Issuer may request that the Subscriber provide documentation verifying, among other things, the Subscriber's identity and source of the Subscribed Funds, and the Issuer may decline to accept the Subscriber's subscription if this information is not provided or on the basis of the information that is provided; (d) The Issuer may reasonably request additional documentation and information from the Subscriber at any time during which the Subscriber holds bonds, and the Subscriber agrees to provide such documentation or information; (e) Either before or after accepting this subscription, the Issuer may be required to report any information received from the Subscriber, or report the failure of the Subscriber to comply with requests for information, to appropriate governmental authorities, in certain circumstances without informing the Subscriber that such information has been reported; provided that any information received from the Subscriber will not be used for any purpose other than ensuring that the Issuer is in compliance with applicable law, regulations, orders, directives or special measures including, but not limited to, those imposed or enforced by OFAC, the Patriot Act and Title III; and (f) The Fund, without a Limited Partner's consent or approval, may take such steps that it determines are necessary to comply with applicable law, regulations, orders, directives or special measures, including, but not limited to, those imposed or enforced by OFAC, the Patriot Act and Title III, possibly including, among other things, prohibiting a Limited Partner from making further contributions of capital to the Issuer, depositing distributions to which such Limited Partner would otherwise be entitled into an escrow account or causing the withdrawal of such Limited Partner from the Issuer.

(xxiv) The Subscriber certifies that the responses to the Patriot Act Questionnaire attached hereto as Exhibit A are true, complete and correct.

(xxv) The Subscriber understands the meaning and legal consequence of each of the representations and warranties contained herein, and acknowledges that the Issuer, the Managing Partner, the Intermediary, and their respective affiliates are relying upon such representations and warranties.

Section 1.04   Covenants of the Subscriber

The Subscriber hereby covenants and agrees as follows:

(a) The Subscriber shall notify the Issuer in writing promptly if the Subscriber becomes aware of any changes in the information provided by the Subscriber to the Issuer in Section 3 hereof or the Patriot Act Questionnaire attached hereto as Exhibit A.

(b) The Subscriber agrees to be bound by the terms and provisions of the Agreement.

(c) The Subscriber shall not transfer or assign this Subscription Agreement, or any of the Subscriber's interest herein, to any other person without the prior written consent of the Managing Partner, which may be given or withheld in the sole discretion of the Managing Partner. Any attempted transfer or assignment of this Subscription Agreement, or any of the Subscriber's interest herein, in contravention of this Section 4.c shall be void and of no effect and shall not bind or be recognized by the Issuer. In the case of an attempted transfer of this Subscription Agreement or any of the Subscriber's interest herein not permitted hereby, the parties attempting to engage in such transfer shall indemnify and hold harmless (and hereby agree to indemnify and hold harmless) the Issuer and the other Limited Partners from all costs, liabilities, and damages that any of such indemnified persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such attempted transfer and efforts to enforce the indemnity granted hereby.

(d) If the Subscriber is not a U.S. Person (as defined in Rule 902(k) of Regulation S),

   (i) the Subscriber agrees not to sell the bonds except in accordance with Regulation S, the registration provisions of the Securities Act or pursuant to an exemption from registration, and

   (ii) the Subscriber agrees not to engage in hedging transactions with regard to the bonds unless such transactions are in compliance with the Securities Act.

(e) The Subscriber shall not sell, transfer, assign or deliver any bonds or this Subscription Agreement or any of Subscriber's interest herein, directly or indirectly, to any "Unacceptable Investor," "Unacceptable Investor" means any person who is a:

(i) person or entity who is a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended;

(ii) person acting on behalf of, or any entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended, including, but not limited to the "Government of Sudan," the "Government of Iran," the "Government of Cuba," the "Government of Syria," and the "Government of Burma;" or

(iii) person or entity subject to additional restrictions imposed by the following statutes or Regulations and Executive Orders issued thereunder; the Trading with the Enemy Act, 50 U.S(c). app. §§1 et. seq., the Iraq Sanctions Act. Pub I., 101-513, Title V, §§ 586 to 586J, 104 Stat. 2047, the National Emergencies Act, 50 U.S(c). §§1601 et seq., the Antiterrorism and Effective Death Penalty Act of 1996, Pub. I., 104-132, 110 Stat. 1214-1319, the International Emergency Economic Powers Act, 50 U.S(c). §§ 1701 et. seq., the United Nations Participation Act, 22 U.S(c). § 287c, the International Security and Development Cooperation Act, 22 U.S(c). § 2349aa-9, the Nuclear Proliferation Prevention Act of 1994, Pub. I., 103-236, 108 Stat. 507, the Foreign Narcotics Kingpin Designation Act, 21 U.S(c). §§ 1901 et. seq., the Iran and Libya Sanctions Act of 1996, Pub. I. 104-172, 110 Stat. 1541, the Cuban Democracy Act 22 U.S(c). §§ 6001 et seq. the Cuban Liberty and Democratic Solidarity Act 22 U.S(c). §§ 6021-91, and the Foreign Operations, Export Financing and Related Programs Appropriations Act 1997, Pub L. 104-208, 110 Stat. 3009-172, or any other law of similar import as to any non-U.S. country, as each such Act or law has been or may be amended, adjusted, modified, or reviewed from time to time.

Section 1.05   Indemnification.

The Subscriber hereby indemnifies and shall hold harmless the Issuer, the Managing Partner, the Intermediary and any individual, corporation, LP, Limited Partnership, Limited Partnership trust or other entity affiliated in any manner with or employed by the Issuer or the Intermediary (including officers, directors and employees of the Intermediary and all professional advisers to the Issuer or the Intermediary) and all other Limited Partners, from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they may become subject or which they may incur by reason of or in connection with any misrepresentation made by the Subscriber herein, any breach of any of its representations or warranties, or its failure to fulfill any of its covenants or agreements under this Subscription Agreement.

Section 1.06   Miscellaneous.

(a) Subject to Section 1.01(b) the Subscriber agrees that the Subscriber may not cancel, terminate or revoke this Subscription Agreement (except as otherwise may be specifically permitted under applicable state or foreign securities laws). This Subscription Agreement shall be binding upon the Subscriber's permitted successors and assigns.

(b) The Subscriber understands and agrees that the Issuer, in its sole and absolute discretion at any time, may either withdraw or terminate the Offering in whole or in part, or in respect of any particular jurisdiction, at any time for any reason or no reason.

(c) Any notice, demand, request or other communication which may be required or contemplated herein shall be sufficiently given when telefaxed (with receipt of confirmation report), delivered via reputable overnight service (with delivery charges prepaid and confirmation of delivery received), delivered personally, delivered by registered or certified mail (within five days after posting and with delivery charges prepaid and return receipt requested), or given by, any other method mutually agreed by the parties hereto, to the address indicated herein or to such other address us the party receiving such notice may specify as provided herein.

(d) Words importing the singular number hereunder shall include the plural number and vice versa and any pronoun used herein shall be deemed to cover all genders.

(e) This Subscription Agreement, together with the Agreement, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. This Subscription Agreement may be amended only by a writing executed by both of the parties hereto.

(f) The parties hereto acknowledge that money damages would not be an adequate remedy at law if either party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of the other party under this Subscription Agreement, without the posting, of any bond. If any action should be brought in equity to enforce any of the provisions of this Subscription Agreement, neither of the parties hereto shall raise the defense that there is an adequate remedy at law.

(g) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Georgia.

(h)   The Subscriber agrees that any proceeding arising out of or relating to this Subscription Agreement may be commenced or prosecuted in a court in the United States of America and the State of Georgia. The Subscriber hereby irrevocably and unconditionally consents and submits to the exclusive personal jurisdiction of any court in the United States of America and the State of Georgia in respect of such proceeding. The Subscriber consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and any other means permitted by applicable laws and rules. The Subscriber waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any court in the United States of America and the State of Georgia and any claim that it may now or hereafter have that any such proceeding in any court in the United States of America and the State of Georgia has been brought in an inconvenient forum.

(i)   The Subscriber hereby acknowledges and agrees that any law Issuer retained by the Issuer or the Intermediary in connection with the organization or operation of the Issuer, or in connection with any dispute between the Issuer or the Intermediary and the Subscriber, is acting as counsel to the Issuer, the Managing Partner and the Intermediary and as such, except as otherwise provided by law, does not represent or owe any duty to the Subscriber or to the Limited Partners as a group.

(j)   Within five days after the receipt of a written request from the Issuer, the Subscriber agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Issuer is subject.

(k)   The representations, warranties, covenants and agreements of the Subscriber set forth herein shall survive the sale of the bonds to the subscriber pursuant to this Subscription Agreement. Payment for bonds acquired hereunder pursuant to a capital call by the Issuer shall constitute confirmation by the Subscriber of the continued accuracy of all of the representations and warranties made to the Issuer under Section 3 of this Subscription Agreement as of the date of such payment.

(l)   Every provision of this Subscription Agreement is intended to be severable, and if any term or provision herein is held to be illegal or invalid for any reason whatsoever in any jurisdiction, such illegality or invalidity shall not affect the validity of the remainder hereof or of such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned Subscriber has executed and acknowledged this Subscription Agreement as of the date set forth below.

SUBSCRIBER:

_____

Name of Subscriber
[Please type or print]

By: _____

[Please type or print the name of trustee entity or other duly authorized signatory for the Subscriber]

By: _____

Name(Print): _____

Title: _____

Tax ID #: _____

Business Address & Contact Information:

Street: _____

City, State, Zip _____

Phone _____

Fax _____

Email _____

Date: _____

PATRIOT ACT QUESTIONNAIRE

Please provide the following information about _____ (the "Subscriber").
Please feel free to attach any materials appropriate to explain the answers below.

        (1)   Full name of the Subscriber and jurisdiction of organization:

_____

        (ii)   Location of principal place of business of the Subscriber:

_____

        (3)   Identity of each beneficial owner of the Subscriber, if applicable:

_____

_____

        (iv)   Is the Subscriber or any such beneficial owner a national or state government organization?

                Yes ☐   No ☐

                If yes, please explain

_____

_____

        (5)   Is the primary business of the Subscriber or any such beneficial owner subject to regulation under U.S. federal law or comparable national laws in the Subscriber's or such beneficial owner's country of organization?

                Yes ☐   No ☐

                If yes, please explain the type of regulation to which the Subscriber or such beneficial owner(s) are subject,

_____

_____

_____

(6)   Does the Subscriber have any anti-money laundering program in place?

Yes ☐   No ☐

_____

_____

(7)   Is the Subscriber or any such beneficial owner of the Subscriber an "Unacceptable Investor" as defined in Section 4.c of the Subscription Agreement to which this questionnaire is attached?

Yes ☐   No ☐

To verify your identity, please provide copies of the following as verification of your identity with this completed subscription:

(1)   For an individual: a copy of a government issued piece of identification providing the picture, name, address and other identifying information of the party. The identification may be a copy of a driver's license, passport or another government-issued picture ID card (an "ID Card").

(ii)   For an entity (e.g., corporations, trusts, partnerships, companies or LLCs): a copy of the entity's articles of incorporation, articles of organization, certificate of formation, charter or similar organizational documentation filed with the jurisdiction in which the entity is organized. In addition, please provide an ID Card (described above) for each individual executing on behalf of the entity.

Provide the name of the jurisdiction in which the entity was formed:

_____

(3)   For entities that are investment partnerships, investment trusts, LLCs or investment companies: the documents required under Section (ii) immediately above and a certification in the form attached hereto as Exhibit A.

AML CERTIFICATION FORM FOR FUND OF FUNDS OR ENTITIES THAT INVEST ON BEHALF OF THIRD PARTIES

The undersigned, being the _____ of _____, of a

_____ organized under the laws of _____

(the "Investor"), does hereby certify on behalf of the Investor that it is aware of the requirements of the USA PATRIOT Act of 2001, the regulations administered by the U.S. Department of Treasury's Office of Foreign Assets Control, and other applicable U.S. federal, state or non-U.S. anti-money laundering laws and regulations (collectively, the "anti-money laundering/OFAC laws"). The Investor hereby certifies that it has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its underlying investors and their sources of funds. Such policies and procedures are properly enforced and are consistent with the anti-money laundering/OFAC laws such that HOUSING OPPORTUNITIES FUND, LP (the "Fund") may rely on this Certification.

The Investor hereby represents to the Issuer that, to the best of its knowledge, the Investor's underlying investors are not individuals, entities or countries that may subject the Issuer to criminal or civil violations of any anti-money laundering/OFAC laws. The Investor has read Sections 24-26 in the Issuer's Subscription Agreement. The Investor has taken all reasonable steps to ensure that its underlying investors are able to certify to such representations. The Investor agrees to promptly notify the Issuer should the Investor have any questions relating to any of its investors or become aware of any changes in the representations set forth in this Certification.

Date: _____

By: _____

Name: _____

Title: _____